

April 2, 2024

Philip D'Ambrosio
Executive Vice President and Treasurer
Madison Square Garden Entertainment Corp.
Two Penn Plaza
New York, NY 10121

> **Re: Madison Square Garden Entertainment Corp.**
> **Form 10-K for Fiscal Year Ended June 30, 2023**
> **Response dated March 21, 2024**
> **File No. 001-41627**

Dear Philip D'Ambrosio:

We have reviewed your March 21, 2024 response to our comment letter and have the following comment(s).

Please respond to this letter within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe a comment applies to your facts and circumstances, please tell us why in your response.

After reviewing your response to this letter, we may have additional comments. Unless we note otherwise, any references to prior comments are to comments in our March 12, 2024 letter.

Form 10-K for Fiscal Year Ended June 30, 2023

Consolidated and Combined Financial Statements
Consolidated and Combined Statements of Operations, page F-4

1. We read your response to prior comment 2. As noted on page 34, food and beverage revenues are recognized on a gross basis and appear to constitute sales of tangible products, rather than revenue from services. Please present revenues and direct operating expenses associated with tangible products, services and leasing activities separately, if they represent more than 10% of total revenues in any period presented. Revenues for items that represent less than 10% of total revenues may be aggregated with revenues for other items that also represent less than 10% of total revenues. Direct operating expenses should be combined in the same manner as the related revenues. Refer to Rules 5-03.1 and 5-03.2 of Regulation S-X.

      Please contact Suying Li at 202-551-3335 or Rufus Decker at 202-551-3769 if you have questions.

Sincerely,

Division of Corporation Finance
Office of Trade & Services